May 7, 2010	Robert D. Shin D 212.536.4885 F 212.536.3901 robert.shin@klgates.com

By EDGAR Transmission

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Subaye, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 29, 2009
Form 10-Q for the Quarter ended December 31, 2009
Filed February 16, 2010
File No. 333-62236

On behalf of Subaye, Inc. (“Subaye” or the “Company”), as counsel for the Company, we hereby submit Subaye’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 20, 2010, regarding the above referenced Form 10-K for the fiscal year ended September 30, 2009 and the Form 10-Q for the quarter ended December 31, 2009.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Subaye.

General

1.	Please provide a statement, signed by a member of the Company’s management, acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment No. 1:

Please see the attached statement.

Subaye, Inc.
May 7, 2010

Note 10 – Noncontrolling Interest, page F-12

2.
Your response to prior comment 6 appears to indicate that you determined that Subaye, Inc. and Subaye.com were entities under common control based upon your shared management teams.  Please describe how your specific circumstances relate to the scenarios included in ASC 805-50-15-6.  In this regard, address the fact that control is typically evidenced by a majority voting interest.  Note that common control exists between separate entities in limited situations where one individual, immediate family members, or a group of shareholders with a written agreement to vote in concert hold more than 50% of the voting ownership interests of each entity.

Response to Comment No. 2:

As discussed during the conference call with the SEC on May 4, 2010, the Company believes that its response to comment 6 in the Staff’s comment letter dated March 6, 2010 was somewhat unclear. The Company had concluded that its majority-owned subsidiary, Subaye.com, Inc. (“Subaye.com”), was under common control with the Company based on the majority percentage voting interests of Subaye.com, which have been held by Subaye, Inc. since the acquisition of Subaye.com in June 2006. The Company believes it has correctly treated all transactions between the Company and Subaye.com since the acquisition in June 2006 in accordance with accounting provisions specific to common control transactions. The Company is in agreement with a proposal by the SEC that it expand its disclosures regarding the acquisition of the Subaye.com minority interest and specifically disclose the fair market value of the consideration paid to acquire the remaining minority interest ownership of Subaye.com.  The following is the proposed revised disclosure to be included in an amended Form 10-Q for the December 31, 2009 period and also in future reporting periods.

“On November 6, 2009, the Company entered into a Share Exchange Agreement (the “Agreement”) with certain shareholders of its subsidiary, Subaye.com, Inc.  Pursuant to the terms of the Agreement, the Company issued 3,408,852 shares of its common stock, with a fair market value of $46,360 thousand, in exchange for all of the outstanding shares of common stock of Subaye.com, Inc. that the Company did not already own (the “Share Exchange”). As a result of the Share Exchange, Subaye.com, Inc. and each of the wholly-owned subsidiaries of Subaye.com, Inc. effectively became wholly-owned subsidiaries of the Company.  The Share Exchange was accounted for as a change in the ownership interests of the Company with an entity under common control, in accordance with ASC 810-10-65. As a result, the value of the 3,408,852 shares issued to consummate the Share Exchange was recorded by the Company as an increase to stockholders' equity of $10,652 thousand, which represented the historical cost basis of the balance of the net assets acquired through the Share Exchange, which included significant assets as well as liabilities owed to the Company.”

3.
Your response to prior comment 7 indicates that certain Subaye.com minority interest holders demanded that Subaye, Inc. consummate one of three transactions.  Tell us how the holders of minority interest were able to enforce these demands.  Additionally, your response does not address the fact that the former 31% minority interest holders effectively own approximately 51% of your outstanding shares as of December 31, 2009.  Clarify whether the former minority interest holders could impact future business decisions.  In this regard, please expand your disclosure in future filings to address the fact that the former minority interest holders obtained control over the voting interests of the Company through this transaction or tell us why you believe this disclosure is not material to investors.

Response to Comment No. 3:

The Company’s response to prior comment 7 to the SEC was also somewhat unclear. There were approximately 17 minority shareholders who owned approximately 51% of the Company's outstanding shares. The minority interest shareholders were comprised of a disparate group including Chinese companies, Chinese nationals and U.S. persons.  To the Company’s knowledge, the minority interest shareholders have not and do not act in concert, and due to the disparate nature of the group, the Company does not believe that these shareholders will materially impact future business decisions.

Subaye, Inc.
May 7, 2010

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert D. Shin
Robert Shin, Esq.

SUBAYE, INC.

STATEMENT OF ACKNOWLEDGMENT

May 7, 2010

The undersigned, James T. Crane, the Chief Financial Officer of Subaye, Inc. (the “Company”), hereby acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of its disclosures in its filings with the Securities and Exchange Commission (the “SEC”);

2.           Comments of the SEC staff or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ James T. Crane
By: James T. Crane
Title: Chief Financial Officer